
05006589

JCDecaux

RECORD RESULTS FOR 2004 REFLECT STRONG ORGANIC GROWTH
SOLID GROWTH ANTICIPATED IN 2005

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- **Revenues up 5.7% to €1,631.4 million, organic revenues up 6.2%**
- **EBITDA rises 11.6% to €465.2 million**
- **Operating income improves by 18.0% to €271.6 million**
- **Adjusted net income (before goodwill and exceptionals) increases 35.3% to €152.9 million**
- **Net income Group share rises 91.0% to €78.1 million**
- **Strong free cash flow at €194.2 million**
- **Solid growth expected in 2005**

Paris, 16 March 2005 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and number two worldwide, today announced record results for the year. Earnings, supported by a strong increase in organic revenues and further tight cost control, reflect the overall recovery of the advertising market and the Group's strong operating leverage.

Revenues

As reported on 2 February 2005, consolidated revenues of €1,631.4 million increased by 5.7% in 2004. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 6.2%. The Group's revenue performance was driven by strong organic growth in all divisions, particularly in Transport where the business has achieved double-digit organic growth since the second quarter.

EBITDA

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) increased by 11.6% to €465.2 million from €416.9 million in 2003. Growth in EBITDA was driven by the strong organic revenue performance in all divisions combined with continuous cost control and a growing positive contribution from the American and Asian markets. The Group's EBITDA margin reached a record 28.5% of consolidated revenues, an increase of 150 basis points compared to the prior year (2003: 27.0%).

- **Street Furniture :** EBITDA rose by 10.4% to €384.8 million. EBITDA margin reached 43.5%, an increase of 190 basis points over 2003. Street Furniture EBITDA accounted for 83% of the Group's EBITDA in 2004. EBITDA growth was particularly strong in the UK, Belgium, Sweden, Germany and Portugal, and continued to improve in France and Spain. In the United States and Asia, the growing profitability from new Street Furniture contracts in Chicago, Vancouver, Sydney, Bangkok, Seoul and the Japanese shopping malls also contributed to the division's EBITDA performance.

- **Billboard :** EBITDA increased by 10.1% to €59.9 million, producing an EBITDA margin of 13.8% compared to 12.7% in 2003. This good performance is driven by the segment's 4.4% organic revenue growth combined with tight control on operating costs. EBITDA performance was particularly strong in the UK, Ireland, Belgium and Portugal which benefited from the Euro Cup.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

- **Transport :** EBITDA increased by 46.6% to €20.5 million, leading to an improvement in EBITDA margin of 150 basis points to 6.5% of revenues. For the second year in a row, Transport advertising reported significant profit progression, driven mainly by double-digit organic revenue growth, which more than offset the associated increase in costs. The division's recovery was supported by improvements from Hong Kong, Portugal, Norway, Spain and France, which produced strong EBITDA progression over the period.

Operating income (EBITA)
Operating income increased by 18.0% to €271.6 million, up from €230.1 million in 2003. This was driven by a €48.3 million improvement in EBITDA, partly offset by an increase in the depreciation charges and provisions of €6.8 million. The Group's EBITA margin reached 16.7% of consolidated revenues, up from 14.9% in 2003.

Net income
Net income (Group share) increased by 91.0% to a record €78.1 million, compared to €40.9 million last year. This strong performance is mainly due to the rise in operating income combined with the improvement of the financial result.

Adjusted net income (Group share) before goodwill amortization and non-recurring items increased by 35.3% to €152.9 million, compared to €113.0 million in 2003.

Capital expenditure
Net capex (acquisition of tangible and intangible assets, net of disposals) was €165.9 million, compared to €141.1 million in the prior year. This increase is due to the on-going investments linked to the contract wins in North America, Asia and Europe.

Free cash flow
The Group continued to generate strong operating cash flow, which was up 9.0% to €360.1 million compared to €330.5 million in 2003.

Free cash flow (operating cash flow less total tangible and intangible capital expenditure, net of disposals) improved by 2.5% to €194.2 million. This slower progression reflects the increase in growth capex.

Net debt
Given the Group's strong operating cash flow, net debt as of 31 December 2004 decreased by €178.3 million to €457.5 million compared to €635.8 million as of 31 December 2003. This represented a net debt to equity ratio of 32.3% as of 31 December 2004. The interest cover ratio continued to be comfortable at 18.2 times.

New business
During the last 12 months, the Group has made sound progress in building its presence in Asia and increasing its exposure to the predicted higher growth rates in the region. In November, JCDecaux in partnership with Mitsubishi Corporation won the first exclusive bus shelter contract in Yokohama, covering 500 bus shelters over 20 years. At the same time, the Group moved into mainland China, becoming the exclusive partner of Airports of Shanghai for 15 years.

Commenting on the results, Jean-Charles Decaux, Chairman of the Executive Board and Co-CEO, said:

"2004 was a record year for the Group. JCDecaux continued to outperform the advertising market and recorded a 16.7% operating income margin, driven by the recovery of the European advertising market and the contribution from recent

contract wins and investment, particularly in the USA and Asia. The recent winning of the 20-year street furniture contract in Yokohama now begins to open up Japan, the world's second-largest advertising market, and paves the way for growth in future years.

Looking forward, we anticipate strong organic revenue growth in the first quarter of 2005, contributing to JCDecaux's organic revenue growth for the year, which we currently expect to be around 4%, leading to further improvement in profitability".

Next information:
2004 IFRS financial statements: 31 March 2005 (before market)
Q1 2005 revenues: 27 April 2005 (before market)
General Shareholder Meeting: 11 May 2005

Key Figures for the Group
- *2004 revenues: €1631.4 million*
- *Listed on Eurolist by Euronext Paris ; part of the Euronext 100 index*
- *N°1 worldwide in street furniture (304,000 faces)*
- *N°1 worldwide in airport advertising, with 155 airports and over 150 transport contracts in metros, buses, tramways and trains (157,000 Transport faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *658,000 advertising faces in 45 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *6,900 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux SA - Consolidated Financial Statements

BALANCE SHEET

Assets

(In million euros)	12/31/2004	12/31/2003	12/31/2002
Intangible assets (net)	34.4	31.9	33.1
Goodwill (net)	1,113.7	1,178.6	1,080.0
Tangible assets (net)	668.9	675.3	722.3
Investments (net)	80.8	75.9	79.8
FIXED ASSETS	**1,897.8**	**1,961.7**	**1,915.2**
Inventories (net)	75.8	95.4	92.6
Trade receivables (net)	404.6	386.7	403.1
Others receivables (net)	128.1	141.7	126.7
Marketable securities (net)	2.7	85.9	82.4
Cash	50.0	71.8	80.0
Deferred tax assets (net)	13.3	15.0	29.7
CURRENT ASSETS	**674.5**	**796.5**	**814.5**
TOTAL ASSETS	**2,572.3**	**2,758.2**	**2,729.7**

JCDecaux SA - Consolidated Financial Statements

BALANCE SHEET

Liabilities and Equity

(In million euros)	12/31/2004	12/31/2003	12/31/2002
SHAREHOLDERS ' EQUITY			
Capital	3.4	3.4	3.4
Share premium	929.3	923.2	923.2
Legal reserve	0.3	0.3	0.3
Consolidated reserves / Group share	405.3	366.0	360.5
Current year net income / Group share	78.1	40.9	26.0
SHAREHOLDERS ' EQUITY (Group share)	**1,416.4**	**1,333.8**	**1,313.4**
Minority interests	29.6	31.4	64.2
SHAREHOLDERS ' EQUITY (total)	**1,446.0**	**1,365,2**	**1,377.6**
Provisions for risks and contingencies	124.3	114.6	82.6
Deferred tax liabilities	27.3	16.5	20.7
LIABILITIES			
Bonds	367.8	375.0	
Bank borrowings	117.5	394.6	737.7
Miscellaneous loans and financial debts	10.3	11.2	8.3
Trade payables	150.9	147.2	159.1
Other liabilities	313.6	321.2	314.0
Bank overdrafts	14.6	12.7	29.7
LIABILITIES	**974.7**	**1,261.9**	**1,248.8**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**2,572.3**	**2,758.2**	**2,729.7**

JCDecaux SA - Consolidated Financial Statements

INCOME STATEMENT

(In million euros)	2004	2003	2002
NET REVENUES	**1,631.4**	**1,543.8**	**1,577.7**
Operating expenses excluding depreciation charges & provisions	(1,166.2)	(1,126.9)	(1,172.4)
EBITDA [1]	**465.2**	**416.9**	**405.3**
Depreciation charges & provision (net)	(193.6)	(186.8)	(194.1)
OPERATING INCOME	**271.6**	**230.1**	**211.2**
NET FINANCIAL INCOME/(LOSS)	**(25.3)**	**(32.0)**	**(36.7)**
INCOME FROM RECURRING OPERATIONS	**246.3**	**198.1**	**174.5**
Non-recurring income/(loss)	0.9	(0.3)	(2.7)
Income tax	(88.3)	(75.8)	(70.2)
NET INCOME FROM CONSOLIDATED COMPANIES BEFORE INCOME FROM EQUITY AFFILIATES AND AMORTISATION OF GOODWILL	**158.9**	**122.0**	**101.6**
Net income from equity affiliates	5.6	4.9	5.6
Amortisation of Goodwill	(75.7)	(71.8)	(63.7)
CONSOLIDATED NET INCOME	**88.8**	**55.1**	**43.5**
Minority interests	10.7	14.2	17.5
NET INCOME GROUP SHARE	**78.1**	**40.9**	**26.0**
. Earnings per share (in Euros) [2]	0.353	0.185	0.117
. Earnings per share diluted (in Euros) [2]	0.346	0.181	0.115
. Number (average) of shares [2]	221,411,893	221,400,760	221,528,081
. Number (average) of shares (diluted) [2]	225,543,148	225,793,495	225,627,199

(1) The Group measures the performance of business on the basis of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). EBITDA is not defined by French accounting principles.

(2) After deduction of Treasury shares acquired by JCDecaux SA in 2002.

CASH FLOW STATEMENT

(In million euros)	2004	2003	2002
Net income (Group share)	78.1	40.9	26.0
Minority interests	10.7	14.2	17.5
Income from equity affiliates	(5.6)	(4.9)	(5.5)
Dividends received from equity affiliates	4.6	4.0	4.3
Change in deferred tax	13.3	2.4	(10.3)
Net amortisation & provision allowance and Effect of exchange rate	267.5	272.6	261.8
Capital (Gain/Loss)	(0.5)	(1.9)	6.5
FUNDS FROM OPERATIONS	**368.1**	**327.3**	**300.3**
Change in working capital	(8.0)	3.2	24.2
NET CASH PROVIDED BY OPERATING ACTIVITIES	**360.1**	**330.5**	**324.5**
Acquisitions of intangible assets	(8.8)	(8.1)	(10.2)
Acquisitions of tangible assets	(166.8)	(142.7)	(156.5)
Acquisitions of financial assets (long term investments)	(14.8)	(204.6)	(49.9)
Acquisitions of financial assets (others)	(5.6)	(7.4)	(1.8)
Change in payables on assets		(1.0)	(3.8)
Total Investments	**(196.0)**	**(363.8)**	**(222.2)**
Disposals of intangible assets		0.2	
Disposals of tangible assets	9.7	9.5	10.1
Disposals of financial assets (long term investments)	0.7	0.2	1.2
Disposals of financial assets (others)	1.4	1.7	18.4
Change in receivables on assets	0.4		3.9
Total Disposals of assets	**12.2**	**11.6**	**33.6**
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	**(183.8)**	**(352.2)**	**(188.6)**
Dividends paid	(12.5)	(8.4)	(12.3)
Reduction of capital			
Repayment of debt	(349.2)	(346.9)	(202.1)
Cash inflow from financing activities	**(361.7)**	**(355.3)**	**(214.4)**
Increase in shareholders' equity	6.9		
Increase in debt	72.5	388.3	38.6
Cash outflow from financing activities	**79.4**	**388.3**	**38.6**
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**(282.3)**	**33.0**	**(175.8)**
Effect of exchange rates fluctuations	(0.9)	1.0	(2.7)
CHANGE IN CASH POSITION	**(106.9)**	**12.3**	**(42.6)**
Cash position beginning of period	**145.0**	**132.7**	**175.3**
Cash position end of period	**38.1**	**145.0**	**132.7**